November 21, 2014

VIA EDGAR

Ms. Sheila Stout

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	ASA Gold and Precious Metals Limited
File No. 811-21650

Dear Ms. Stout:

We have received the following comments, which were conveyed by telephone by the staff of the U.S. Securities and Exchange Commission (the “Staff”), with regard to the annual report filed on Form N-CSR on January 29, 2014 for ASA Gold and Precious Metals Limited (the “Fund”). We have, for the convenience of the Staff, repeated below the comments received followed by the Fund’s response.

Comment 1: Per Regulation S-X, item 6.04, if the Statement of Assets and Liabilities includes amounts payable for officers and directors, controlled companies or other affiliates of the Fund (excluding certain amounts owed non-controlled affiliates), please state those fees separately.

Response: As of November 30, 2013, the only affiliates of the Fund were directors, officers and employees. The Fund had no controlled companies or external adviser. There were no amounts payable to any directors at November 30, 2013; the only payables to the Fund’s officers and employees were bonus and other employment benefits. The amounts due to employees and officers were recorded as “Accrued affiliate expenses” in the Consolidated Statements of Assets and Liabilities in the 2013 Annual Report. There were no other payables to any other affiliates. In future financial statements, the Fund will disclose payables to affiliates other than directors and officers, if any, as a separate line item in its Statement of Assets and Liabilities.

Comment 2: Please provide additional information in the correspondence filing regarding the discontinuation of the Fund’s former subsidiary.  Did the discontinuation have any accounting implications for the Fund’s financial statements?  Were the financial statements of the former subsidiary consolidated with the Fund’s financial statements?

Response:

The discontinuation of the Fund’s former subsidiary, ASA Gold and Precious Metals Advisers LLC (the “Adviser”), did not have any accounting implications for the Fund’s financial statements, and there was no write down of assets associated with this event. The Fund did not change any accounting principles as a result of the discontinuation. The Adviser did not have any advisory clients at the time of its discontinuation. As previously disclosed, the Adviser’s financial statements were consolidated with the Fund’s financial statements. The first year of consolidation was for the fiscal year ended November 30, 2011, which was the Adviser’s first year of operation.

Comment 3: In Note 2.C to the Consolidated Financial Statements, please conform disclosure in the tables to the requirements of ASC 820 by including when appropriate additional categories of common shares when the category lists inputs from more than one Level (e.g., Level 1 and Level 2).

Response:

On a prospective basis, the Fund will include information at the level of industry subcategory in its table in the Notes to the Consolidated Financial Statements. For example, instead of presenting only one line item for Gold and Silver Investments, the Fund will present two line items: 1) Gold mining, exploration, development and royalty companies; and 2) Silver mining, exploration and development companies. After consulting with its auditors, in light of its current portfolio holdings, the Fund believes that disclosure at the industry subcategory level is appropriate and consistent with the requirements of ASC 820. However, the Fund does understand the issues raised by the staff and will continue to evaluate its holdings and consider the appropriate level of disclosure for future financial statements.

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The Fund understands that it is responsible for the adequacy and accuracy of the disclosure in its Annual Report; staff comments or changes to disclosure in response to staff comments in the Annual Report reviewed by the staff does not foreclose the SEC from taking any action with respect to the Annual Report; and the Fund may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the Federal securities laws of the United States.

We trust the foregoing is responsive to your comments. Thank you for your attention in these matters. If you have any questions, please feel free to reach out to me at 650-376-3135 ext. 5, or to the Fund’s counsel, Jennifer Gonzalez, at 202-778-9286

Sincerely,

/s/David Lin

David Lin